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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERINGER FINANCE US INC F/K/A FONDSFINANS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 46TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORA W. SIMONSEN 212-909-2569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, NORA W. SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERINGER FINANCE US INC F/K/A FONDSFINANS INC, as of DECEMBER 31ST, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 28th day of February, 2018

Signature

PRESIDENT & CEO

Title

Notary Public

ALEXANDER ZHIK NOTARY PUBLIC STATE OF NEW YORK NO. 01ZH6292599 QUALIFIED IN KINGS COUNTY COMM. EXP. ~~11/11/2017~~

Exp. 2/22/22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beringer Finance US, Inc. f/k/a Fondsfinans, Inc.

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public
Accounting Firm Thereon
and Supplemental Reports on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
Beringer Finance US, Inc. f/k/a Fondsfinans, Inc.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beringer Finance US, Inc. f/k/a Fondsfinans, Inc. (the "Company"), as of December 31, 2017, and the related statements of operations and stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 27, 2018

Beringer Finance US, INC. f/k/a-Fondsfinans, Inc
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	410,874
Cash - segregated in compliance with federal regulations		199,970
Accounts Receivable		11,549
Accounts Receivable - Related Party		2,704
Prepaid Expenses		16,483
TOTAL CURRENT ASSETS		641,580
OTHER ASSETS		
Security Deposit		10,548
		10,548
TOTAL ASSETS	$	652,128

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	32,212
TOTAL CURRENT LIABILITIES		32,212
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
1,000 authorized, 100 shares issued and outstanding		4,604,861
Accumulated Deficit		(3,984,945)
TOTAL STOCKHOLDERS' EQUITY		619,916
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	652,128

See accompanying notes to financial statements.

Beringer Finance US, INC. f/k/a-Fondsfinans, Inc
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUES:		
Commissions	$	68,024
Investment Banking		30,000
Research		7,500
TOTAL REVENUES		105,524
EXPENSES:		
Compensation and Benefits		310,964
Occupancy		169,708
Professional Fees		319,768
Communication		14,286
Other General and Administrative		47,040
TOTAL EXPENSES		861,766
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(756,242)
Income Tax Expense		-
NET LOSS	$	(756,242)

See accompanying notes to financial statements.

Beringer Finance US, INC. f/k/a-Fondsfinans, Inc
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock						
	Shares		Amount		Accumulated Deficit		Stockholders' Equity
Balance at December 31, 2016	100	$	4,174,861	$	(3,228,703)	$	946,158
Capital Contributions	-		430,000		-		430,000
Net Loss	-		-		(756,242)		(756,242)
Balance at December 31, 2017	100	$	4,604,861	$	(3,984,945)	$	619,916

See accompanying notes to financial statements.

Beringer Finance US, INC.f/k/a-Fondsfinans, Inc
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(756,242)
Adjustment to reconcile net loss to net cash used in changes in assets and liabilities:		
Accounts Receivable - Related Party		5,134
Accounts Receivable - customers		(6,549)
Prepaid Expenses		(1,858)
Accounts Payable and Accrued Liabilities		9,339
Net Cash Used by Operating Activities		(750,176)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net Cash Used in Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		430,000
NET DECREASE IN CASH		(320,176)
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		931,020
CASH and CASH EQUIVALENTS AT END OF YEAR	$	610,844

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

Beringer Finance US, Inc. f/k/a-Fondsfinans, Inc.
Notes to Financial Statements
Year Ended December 31, 2017

(1) Organization

Beringer Finance US Inc formerly known as Fondsfinans, Inc. ("The Company") is a wholly owned subsidiary of Beringer Finance AS ("The Parent Company") a Norwegian investment company. Founded in 2008, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

The Company is a member of FINRA, SEC and SIPC.

Beringer Finance US Inc. distributes the equity research produced by Beringer Finance AS to U.S. institutional investors pursuant to SEC Rule 15a-6 and FINRA Rule 2711. Client transactions in securities traded on European Exchanges are cleared and settled pursuant to SEC Rule 15a-6 by Beringer Finance US Inc.'s Parent company, Beringer Finance AS.

In June of 2016, it was announced that Fondsfinans Inc.'s parent and sole direct owner Fondsfinans AS, wholly owned by Erik Must AS, Fondsfinans Inc.'s sole indirect owner and Beringer Finance AB, a Swedish Corporate Finance firm wholly owned by Bull Hill Capital AB had agreed to merge the two entities. The new combined group, was branded Beringer Finance, with a team of some 80 professionals with long term customer relationships and offices in Stockholm, Oslo, Reykjavik, New York and Silicon Valley.

Pursuant to NASD Rule 1017, Fondsfinans Inc. filed on October 31, 2016 a Continuing Membership Application with FINRA seeking approval for the direct and indirect ownership change. In December 2016 FINRA granted Fondsfinans Inc.'s Continuing Membership Application. The merger of Fondsfinans AS, the Company's direct owner and Beringer Finance AB was approved by the Norwegian Financial Supervisory Authority in March 2017. Following the approvals, Fondsfinans Inc. updated its Form BD in CRD reflecting the new direct and indirect ownership and changed its name from Fondsfinans Inc to Beringer Finance US Inc.

Upon completion of the merger, Beringer Finance US Inc. f/k/a Fondsfinans Inc. became wholly owned by the newly incorporated Norwegian company Beringer Finance AS, which, in turn, was owned equally by Erik Must AS and Bull Hill Capital AB. In October 2017 the Company's indirect ownership changed, and the ownership of Beringer Finance AS, is currently owned about 29% by Erik Must AS, about 59% by Bull Hill Capital AB and about 12% by a group of employees of Beringer Finance AS and its affiliates. Beringer Finance US Inc. updated its Form BD in CRD reflecting the current indirect ownership.

The Company receives financial support as capital contributions from its Parent Company when and as needed to maintain compliance with the regulatory net capital requirements, since this entity is merely an extension of the worldwide operations of its parent.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset increase by $.1 mil to approximately $ 1.6 million has been recorded on the net operating loss carryforward of approximately $ 3.9 million which expire

in the year 2029 to 2037. The Company's federal and state income tax returns for the years 2013 through 2017 remain open for audit by applicable regulatory authority.

Due to the recapitalization of the Parent Company, there may have been an IRC Section 382 limitation on the utilization of the net operating loss carryforwards of the Company. An IRC Section 382 limitation imposes a limitation on the use of net operating loss carryforwards when there has been a 50% or more change in control of ownership over a three year period. There has been no formal evaluation on the possible Section 382 limitation as the recapitalization plan of the Parent Company.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31,2017 management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment

Equipment are carried at cost, in the amount of $1,400. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five years. Accumulated depreciation is $1,400 as of December 31, 2017. Depreciation expense for 2017 was $-0-.

(h) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. Concentration of fees to customers in excess of 10% consisted of banking fees aggregating to 28% of the total 2017 revenues and commissions from three institutional clients constituting 11%, 22% and 26% respectively of total 2017 revenues. Accounts receivable-related party was due from its Investment Banking Client and Parent Company.

(i) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

In addition, the Company earns fees from various forms of research rendered upon request by its customers. Such fees are earned upon culmination of the such services rendered. Additionally, the

Company earns fees (retainer and success) from Investment Banking clients for advisory services rendered in connection with Mergers & Acquisitions.

(j) Recently Issued Accounting Pronouncements

In June 2015, FASB issued Accounting Standards Update ("ASU") No. 2016-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update ("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases " intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment. The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its consolidated financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2017 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash- segregated in compliance with federal regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Related Party Transactions

All trade transactions originated by the Company are cleared through the Parent Company. The Company receives 90% of the overall commissions earned on such trading transactions. The Company's investment banking activities as well as payments to any Commission Sharing Agreements with US customers are not shared with the Parent Company. As of December 31, 2017, the Company is owed $2,704 by its Parent Company.

Personnel from the Parent Company undertakes the marketing and promotion efforts of the Company in the United States, while the Company pays for the expenditures incurred in the United States by these individuals from the Parent Company while in the United States.

A consultant was engaged from the Beringer Finance AB, a sister company, to assist with the strategic planning of the US operations and various projects as needed by the Company following the closing of the merger, whom was paid $226,974 during 2017.

During the year ended December 31, 2017, the Parent Company contributed $430,000 to capital.

See lease with related party – Note 5(a).

(5) Commitments and Contingencies

(a) Operating Leases

The Company renewed its twelve-month lease commencing January 1, 2017 with REGUS at 140 Broadway, New York, NY. Monthly lease payments in 2017 are $5,277. Rent expense for the New York Office for the year ended December 31, 2017 is $63,335

The Company entered into a seven-month short term sublease with Beringer Finance Corp (related party), 394 University Avenue, Palo Alto, CA on June 1, 2017. Monthly lease payments in 2017 are $13,491. Rent expense for the Palo Alto office for the year ended December 31, 2017 is $94,441.

(b) 401(K) Plan

The Company adopted a 401(K) and profit sharing plan (the "Plan") which covers eligible employees. The Plan enables eligible participants to contribute up to statutory limitations. The Plan allows for Roth deferrals from 1% to 90% of the employee's compensation. The Company does not match any employee contributions to the Plan. Discretionary contributions by the Company are subject to immediate vesting. The Company made discretionary contributions in the amount of $4,433 during 2017.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $578,632 which was $328,632 in excess of its required net capital of $250,000.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 27, 2018.

In January 2018, the Company assumed the lease of its Palo Alto, CA location from a related party, as well as acquiring the related fixed assets.

Supplemental Information

Schedule I

Beringer Finance US, Inc.
f/k/a-Fondsfinans, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2017

Total stockholder's equity qualified for net capital	$619,916
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Related Party Receivable and Other Assets	41,284
Total	41,284
Net capital	$578,632
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $32,212 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$328,632
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 32,212
Ratio of aggregate indebtedness to net capital	.05 to 1
Net capital, per unaudited December 31, 2017 FOCUS report	$578,632
Net audit adjustment	-
Net capital, per December 31, 2017 audited report, as filed	$578,632

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 24, 2018.

Schedule II

Beringer Finance US, Inc. f/k/a Fondsfinans, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2017

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
Beringer Finance US, Inc. f/k/a Fondsfinans, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Beringer Finance US, Inc. f/k/a Fondsfinans, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beringer Finance US, Inc. f/k/a Fondsfinans, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) and (ii) Beringer Finance US, Inc. f/k/a Fondsfinans will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Beringer Finance US, Inc. f/k/a Fondsfinans, Inc. stated that Beringer Finance US, Inc. f/k/a Fondsfinans, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beringer Finance US, Inc. f/k/a Fondsfinans, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beringer Finance US, Inc. f/k/a Fondsfinans, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 27, 2018

BERINGER FINANCE

February 27, 2018

RBSM, LLP
805 Third Avenue, 10th Fl
New York, NY 10022

Exemption Report:

Re: Beringer Finance US Inc f/k/a Fondsfinans, Inc. year end 2017 Certified Audit

Beringer Finance US Inc f/k/a Fondsfinans, Inc. is operating under the (k)(2)(i) and (ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". Beringer Finance US Inc f/k/a Fondsfinans, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis and will not hold customer funds or safekeep customer securities; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Nora Simonsen
President and CEO
Beringer Finance US Inc f/k/a Fondsfinans, Inc.

BERINGER FINANCE US INC, 140 BROADWAY, 46TH FLOOR, NEW YORK, NY 10005, USA
TEL +1-212-751-8522, mail@us.beringerfinance.com
Member of FINRA and SIPC